Exhibit 99.1

Sify Technologies Limited

Regd. Office: 2nd Floor, Tidel Park, 4, Rajiv Gandhi Salai

Taramani, Chennai 600 113, India.

NOTICE

NOTICE is hereby given that the Sixteenth Annual General Meeting of the Company will be held on Thursday, September 27, 2012 at 11.00 A.M. at the Registered Office of the Company at 2nd Floor, TIDEL Park, 4, Rajiv Gandhi Salai , Taramani, Chennai 600 113, India.

Ordinary Business

1.	To receive, consider and adopt the audited Balance Sheet as of March 31, 2012 and the Profit and Loss Account, the Auditors’ Report and the Directors’ Report for the year ended March 31, 2012.

2.	To appoint a Director in the place of Mr S R Sukumara, who retires by rotation, and being eligible, offers himself for reappointment.

3.	To appoint M/s ASA & Associates, Chartered Accountants, Chennai, as the Statutory Auditors of the Company to hold office from the conclusion of this Annual General Meeting until the conclusion of the next Annual General Meeting on a remuneration of Rs.20 lakhs exclusive of service tax.

Chennai July 24, 2012	By Order of the Board For Sify Technologies Limited

V Ramasubramanian Company Secretary

Notes:

1.	A member entitled to attend and vote at the meeting is entitled to appoint a Proxy to attend and vote on his behalf and such proxy need not be a member of the Company. Proxies, in order to be effective, must be received by the Company not less than 48 hours before the commencement of the meeting.